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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Hills Stores Co.

Title of Class of Securities: Common Stock, Par Value $0.01 per share

CUSIP Number:  431692102

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

                     Mr. Marko Dimitrijevic,
           c/o Everest Capital Limited, Corner House,
           20 Parliament St., Hamilton HM 12, Bermuda

     (Date of Event which Requires Filing of this Statement)

                        January 24, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).



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CUSIP No. 431692102

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Everest Capital Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Bermuda

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         603,871 (including Preferred Stock convertible to 1,541 shares)

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         603,871 (including Preferred Stock convertible to 1,541 shares)

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         603,871 (including Preferred Stock convertible to 1,541 shares)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         6.2%

14. Type of Reporting Person

         CO

The purpose of this Amendment No. 1 to Schedule 13D is to amend Everest Capital Limited's (the "Reporting Person") Schedule 13D dated May 23, 1995 relating to the ownership of the Common Stock, Par Value $0.01, of Hills Stores Co. (the "Shares"). Based on the total number of 9,798,564 outstanding Shares as of November 25, 1995, the Reporting Person is deemed to beneficially own 6.2% of the Shares outstanding.

Item 1.  Security and Issuer

         No change

Item 2.  Identity and Background

         No Change

Item 3.  Source and Amount of Funds or Other Consideration.

         No change

Item 4.  Purpose of Transactions.

         The Shares held by the above mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future and to take whatever action with respect to each of such entities' holdings of the Shares it deems to be in the best interests of such entities.

Item 5.  Interest in Securities of Issuer.

         (a) The Reporting Person beneficially owns 602,330 of the Shares and 1,541 shares of Series A Convertible Preferred Stock, Par Value $0.10 per share. The Preferred Stock is convertible into 1,541 Shares. Assuming conversion of the Preferred Stock, the



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              Reporting Person would own 603,871 Shares.  Based
              on the Issuer's total outstanding shares of 9,798,564, the Reporting Person is the beneficial owner of 6.2% of the Issuer's outstanding Shares.

         (b) The Reporting Person has sole power to vote and to dispose of the 603,871 Shares.

         (c) All transactions in the Shares effected by the Reporting Person during the past sixty days were effected in open-market transactions and are set forth in Exhibit A hereto.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

         (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No Change

Item 7.  Material to be Filed as Exhibits.

         Exhibit A.   Schedule of Transactions in the Shares
                      made by the Reporting Person during
                      the past sixty days.




         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 1996
____________________________
Date


/s/ Marko Dimitrijevic
____________________________
Signature





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Marko Dimitrijevic/President
____________________________
Name/Title



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                         EXHIBIT A

                 SCHEDULE OF TRANSACTIONS

                                       Price Per Share
                    Number of            (Excluding
Date                  Shares             Commission)
____               _______________     _____________

1/2/96                  71,841             $10.125

1/2/96                 (71,841)             10.125

1/19/96                (11,000)             10.25

1/22/96                (10,000)             10.59375

1/23/96                (15,000)             10.375

1/24/96                (30,000)             10.5

































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